PHIL BUSH
& ASSOCIATES PTY LTD

MINERALS INDUSTRY CONSULTING

ACN 010 548 357

ABN 83 010 548 357

June 25, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Toronto Stock Exchange
Uranium One Inc.
Energy Metals Corporation

Dear Sirs

Re: Filing of Written Disclosure of Technical Report in Energy Metals Corporation Management Information Circular

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006 (the "**Technical Report**") and any extracts from or a summary of the Technical Report in the management information circular (including the documents incorporated by reference therein) of Energy Metals Corporation dated June 25, 2007 (collectively, the "**Circular**").

The undersigned hereby confirms that the undersigned has read the Circular and believes that the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within the knowledge of the undersigned, as a result of the services performed by the undersigned in connection with the Technical Report.

This letter is provided solely for the purpose of assisting the parties to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

Philip D. Bush
Mayfield Engineering Pty Ltd.

PO Box 296 Kenmore Q 4069 Australia Phone 61 7 3374 1647 Fax 61 7 3374 1583 e-mail pdbush@gil.com.au